UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 2003

Barclays PLC and
Barclays Bank PLC

(Names of Registrants)

54 Lombard Street
London EC3P 3AH
England
(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

SIGNATURES
Press Release 4 July 2003
Press Release 7 July 2003
Press Release 10 July 2003
Press Release 10 July 2003
Press Release 16 July 2003
Press Release 29 July 2003

Signatures
Barclays Bank PLC — Redemption of Notes
Notification of directors’ interests: Companies Act 1985 s.329
Notification of directors’ interests: Companies Act 1985 s.329
Barclays Bank PLC — Base Rate Change
Acquisition — Banco Zaragozano
Directorate Change

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC (Registrant)

Date: August 1, 2003	By: /s/ Simon Pordage Simon Pordage Head of Board Support

BARCLAYS BANK PLC (Registrant)

Date: August 1, 2003	By: /s/ Simon Pordage Simon Pordage Head of Board Support

4 July 2003

Barclays Bank PLC

Barclays redeems US$25,000,000 Callable Variable Rate Notes due 2012 (the “Notes”) ISIN: XS0137082078

Barclays Bank PLC announced today, 4 July 2003, that in accordance with an option to redeem conferred by the terms of the Notes, it redeemed the Notes in whole on 3 July 2003.

The Notes will be cancelled and there are no further Notes outstanding.

7 July 2003

Notification of directors’ interests: Companies Act 1985 s.329

1.	The independent trustee of the Barclays Group (ESAS) Employees’ Benefit Trust, (the “trust”) notified the Company on 7 July 2003 that it had on 30 June 2003 exercised its discretion and released 996,696 ordinary shares in Barclays PLC to participants in the Executive Share Award Scheme (“ESAS”). None of these shares were released to a director of Barclays PLC.

2.	The independent trustee of the Barclays Group (“ESAS”) Supplementary Trust (the “ESAS Supplementary trust”) notified the Company on 7 July 2003 that it had on 30 June 2003 released a total of 23,290 ordinary shares in Barclays PLC at a price of 451.70p per share. None of the shares released were in respect of an award made to a director of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees’ benefit trusts hold a total of 81,041,561 ordinary shares in Barclays PLC. Sir Peter Middleton, Mr M W Barrett, Mr C J Lendrum and Mr J S Varley, directors of Barclays PLC, are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

10 July 2003

Notification of directors’ interests: Companies Act 1985 s.329

The trustee of the Barclays Group Share Incentive Plan (“the SIP”) informed the Company on 10 July 2003 that on 7 July 2003 it had purchased, and now held as bare trustee under the SIP, the following ordinary shares in the capital of Barclays PLC for the following directors at a price of 454.25p per share:

Director	Number of Shares
Mr C J Lendrum	27
Mr J S Varley	27

The revised total shareholding for each director following these transactions, is as follows:

Director	Beneficial Holding	Non Beneficial Holding
Mr C J Lendrum	220,391	—
Mr J S Varley	303,599	—

Following these transactions, the trustees of all the Barclays Group employees’ benefit trusts hold a total of 81,041,561 ordinary shares in Barclays PLC. Sir Peter Middleton, Mr M W Barrett, Mr C J Lendrum and Mr J S Varley, directors of Barclays PLC, are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

10 July 2003

BARCLAYS BANK DECREASING BASE RATE

Barclays Bank is decreasing its base rate by 0.25 per cent to 3.50 per cent with effect from today, 10 July 2003.

July 16, 2003

BARCLAYS COMPLETES ACQUISITION OF BANCO ZARAGOZANO

The Spanish Securities Market Commission (CNMV) has announced today (Wednesday, July 16) that the owners of 98.31% of Banco Zaragozano S.A.’s share capital have accepted the cash offer made for their shares by Barclays Bank S.A. which was authorised on June 10 and closed on July 14.

Based on the offer price of 12.7 euros per share and the acceptance level of 98.31%, the total consideration to be paid to Banco Zaragozano shareholders who have accepted Barclays Bank S.A.’s offer will be 1,124 million euros (£788 million.) Barclays will finance the consideration out of existing cash resources. Barclays intends to delist Banco Zaragozano in accordance with CNMV practice within the next six months.

The acquisition of Banco Zaragozano represents a significant step forward in achieving one of Barclays strategic priorities which is to deepen its retail and commercial banking presence in selected European markets. The combination of the banking operations of Barclays Spain and Banco Zaragozano will bring together two complementary businesses, creating a nationwide distribution platform, trebling the existing Barclays Spain customer base and branch network. The merger of the two businesses will create the 6th largest private sector banking group in Spain by assets and builds on Barclays success in the Spanish marketplace.

Jacobo González-Robatto, Managing Director of Barclays in Spain, said: “We are very satisfied with the acceptance of our offer by the shareholders of Banco Zaragozano. The acquisition enhances our prominent position in the Spanish banking market and fits in perfectly with the strategy of the Barclays Group. Our efforts are now concentrated on achieving the effective integration of the two businesses to ensure that as the sixth private sector banking group in Spain we become a new force within the sector for the benefit of our customers, employees and shareholders”.

Felipe Echevarría, President and Managing Director of Banco Zaragozano, said: “Our integration with Barclays is a fantastic opportunity, both for our customers and for the employees of Banco Zaragozano. We are very happy with the outcome of the transaction. From the very beginning, Banco Zaragozano has encouraged its shareholders to accept this bid which, I repeat, is very beneficial for both entities”.

For more information please contact:

Barclays PLC
Investor relations:
James Johnson + 44 20 7699 4525
Tristan Lafford + 44 20 7699 4208

Communications Department:
Chris Tucker + 44 20 7699 3161

Barclays Bank, S.A.
Communications Department:
Evelio Acevedo + 34 913 36 1318

Banco Zaragozano, S.A.
Communications Department:
Luis Sol + 34 976 76 30 75

Notes to editors:

Banco Zaragozano

Banco Zaragozano is Spain’s 11th largest private sector banking group by total assets as at 31 December 2002. Founded in 1910, Zaragozano has a nationwide distribution network comprising 361 branches located mainly in the outskirts of major cities, or in smaller provincial towns, with a particular regional strength in the Madrid, Aragon and Catalonia regions. Zaragozano had profit before tax in 2002 of €67 million. As at year end 2002, Zaragozano had total assets of €5,857 million, net customer loans of €4,680 million, assets managed for customers of €4,886 million, and shareholders’ equity of €364 million. It has a high quality loan portfolio with nearly 50% of lending in mortgages and a lower ratio of non-performing loans to total loans compared with the average for Spanish banks.

Barclays Bank, S.A.

Barclays Spain is Spain’s 10th largest private sector banking group based on total assets as at 31 December 2002. Barclays Spain is recognised for its strong brand and history of innovation. Its first representative office in Spain opened in 1974 and it now has a network comprising 165 branches focused on key Spanish cities. The majority of Barclays Spain’s branches are in urban City centres and coastal resorts. Barclays Spain is an acknowledged innovator, having in recent years launched the money market account, Unit Linked products, guaranteed funds linked to the IBEX 35 Index and a ‘remunerated mortgage’ (ie. Openplan or Hipoteca Remunerada.) Barclays Spain had profit before tax in 2002 of €59 million. Its compound annual growth rate in profit before tax over the last 4 years was 13%. As at year end 2002, Barclays Spain had total assets of €10,469 million, net customer loans of €7,913 million, and assets managed for customers €8,407 million.

Barclays also has a presence in Spain through Barclaycard International and through its investment banking division Barclays Capital, which in 2002 raised over €7.3 billion for its clients and was ranked first in debt financing in Spain for the second consecutive year.

Background on Barclays PLC

Barclays is one of the largest financial services group in the UK. It is a leading provider of services to multinational corporations and financial institutions in the world’s main financial centres, and has more than 20 million customers worldwide. Barclays has been operating for more than 300 years and employs over 74,000 people.

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Barclays plans and its current goals and expectations relating to the offer described above. These forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, or other words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, domestic and global economic and business conditions, market related risks such as changes in interest rates and exchange rates, the policies and actions of governmental and regulatory authorities, changes in legislation and the impact of competition, a number of which are beyond the Barclays control. As a result, actual future results may differ materially from the plans, goals and expectations set forth in the forward-looking statements. Any forward-looking statements made by or on behalf of the Barclays speak only as of the date they are made. Barclays does not intend to update forward-looking statements to reflect any changes in Barclays expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based.

29 July 2003

BARCLAYS APPOINTS SIR RICHARD BROADBENT AS A NON-EXECUTIVE DIRECTOR

Barclays PLC and Barclays Bank PLC today announces that Sir Richard Broadbent (50) has been appointed to the Boards of Barclays PLC and Barclays Bank PLC as a non-executive director, with effect from 1 September 2003. Sir Richard will be retiring as Executive Chairman of HM Customs and Excise on 30 July. He was formerly a member of the Group Executive Committee of Schroders PLC and a Non-executive Director of the Securities Institute.

Sir Peter Middleton, Barclays Chairman, said “I am delighted to welcome Sir Richard Broadbent to the Board. He brings a wealth of experience of both the private and public sector, adding to the strength of an already diverse and effective Board.”

For further information, please contact:

Chris Tucker
Public Relations Director
Barclays Communications
Barclays PLC
Tel: 020 7699 3161